October 24, 2014

Alberto Zapata Office of Disclosure and Review Division of Investment Management U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:

Northern Lights Fund Trust – Giralda Risk-Managed Growth Fund

Dear Mr. Zapata:

On August 29, 2014, Northern Lights Fund Trust (the "Registrant" or the “Trust”), on behalf of Giralda Risk-Managed Growth Fund (the "Fund"), a series of the Registrant, filed Post-Effective Amendment No. 633 to its Registration Statement under the Securities Act of 1933 on Form N-1A.  Michelle Roberts provided the following comments on September 23, 2014 to the Registration Statement by phone to Andrew Davalla.  Please find below a summary of those comments and the Registrant's responses, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant.

Comment 1.

Please confirm that disclosure in brackets will be supplied in the Fund’s next post-effective amendment filing.

Response.

The Fund confirms that disclosure in brackets will be supplied or confirmed.

Comment 2.

Please disclose the name of the trust of which the Fund is a series on the cover page of the prospectus.

Response.

The Fund declines to make such disclosure.

Comment 3.

Please add “and/or reimbursement” to the Fee Waiver line of the Fund’s expense table.

Response.

The requested disclosure has been added.

Comment 4.

Please describe what is meant by “volatility-related derivative contracts?”

Response.

The disclosure has been revised as follows:

As a risk-management technique, the Fund may temporarily invest in cash equivalents, debt securities and volatility-related derivative contracts such as CBOE Market Volatility Index (VIX) futures.

Comment 5.

Please confirm if small and medium capitalization stock risk is a principal risk of the Fund.

Response.

The Fund confirms that small and medium capitalization stock risk is not a principal risk of the Fund and therefore has been deleted.

Comment 6.

Please confirm if structured notes risk is a principal risk of the Fund.

Response.

The Fund confirms that structured notes risk is not a principal risk of the Fund and therefore has been deleted.

Comment 7.

Please consider disclosing that different principal investment strategies were used prior to the date of the effectiveness of this prospectus.

Response.

The Fund declines to make such disclosure.

Comment 8.

Please change the reference to Certified Financial Planner in the Portfolio Managers section of the prospectus so that it does not appear in all capital letters.

Response.

The requested change has been made.

Comment 9.

Please confirm if the risks of total return swaps and interest rate swaps should be included in the principal risks section of the Fund’s prospectus.

Response.

The Fund confirms that risks of total return swaps and interest rate swaps are not principal risks of the Fund and therefore they have been deleted.

Comment 10.

Please confirm if the references to the Adviser’s allocation strategy in the prior performance information section of the prospectus remains accurate.  Please disclose that that different principal investment strategies were used prior to the date of the effectiveness of this prospectus.

Response.

The Fund confirms that the description of the Adviser’s allocation strategy remains accurate.  The Fund declines to make additional disclosure.

Comment 11.

Please consider including a footnote under the Class A sales charges chart to explain what a dealer reallowance is.

Response.

The Fund declines to add such disclosure.

* * * * *

The Registrant has authorized Thompson Hine LLP to convey to you that the Registrant acknowledges the following:

•

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•

Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please call Andrew Davalla at (614) 469-3353 or JoAnn Strasser at (614) 469-3265.

Very truly yours,

/s/ Andrew Davalla

Andrew Davalla